Mail Stop 3-09

							January 28, 2005


Daniel C. Montano
Chief Executive Officer
CardioVascular BioTherapeutics, Inc.
1700 West Horizon Ridge Parkway, Suite 100
Henderson, Nevada 89012

Re:	CardioVascular BioTherapeutics, Inc.
	Registration Statement on Form S-1, Amendment 2
	File Number 333-119199

Dear Mr. Montano:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1. We note your response to comment 3. Has the FDA given you any indication as to whether or not they are likely to consent to your request to proceed directly to a Phase III pivotal study? If they have not, then please revise here and throughout your document to clarify that it is not likely that the FDA will approve your request.


If we are unable to retain and recruit qualified scientists it will delay . . . , page 9

2. We note the revised disclosure stating you have "one scientist employee and twelve scientists under month to month contracts." You then state two members of your management, Dr. Stegmann and Dr. Jacobs, are among these twelve scientists. Please clarify the status of these two individuals. Clarify how you consider them to be management but not employees. Since you have only one scientist employee, it would seem you may be substantially dependent upon this employee. Identify this one employee, file this employee`s employment agreement, and discuss its material terms in an appropriate section of your document or provide a supplemental explanation as to why you believe you are not substantially dependent on the employee.

Prior activities of out Chief Executive Officer ..., page 9

3. We note your response to comment 4. Please file the voting agreement as an exhibit to the registration statement.

Capitalization, page 21

4. We noted your response to our prior comment 6. It appears that the Pro Forma total stockholders` equity (deficit) should be $(2,235,765). Please advise or revise.

Patents and Proprietary Technology, page 44

5. We reissue comment 14 in part. Please state whether you enter into joint ownership agreements with parties other than Phage that are conducting research on your behalf.

Financial Statements

Statements of Cash Flow, page F-6

6. It appears that the amounts with related parties of $6.24 million from inception to September 30, 2004 should equal $6.8 million based on the information disclosed for the period from March 11, 1998 to December 31, 2003 and the nine months ended September 30, 2004. Please advise or revise.

Note 13 -Subsequent Events (Unaudited), page F-31

7. Please consider including the conversion of notes payable and preferred stock from October 1, 2004 through January 7, 2005 as a subsequent event.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joel Parker at (202) 824-5487 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219, Suzanne Hayes at (202) 942-1789, or
me
at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	David R. Decker, Esq.
	Ronald Warner, Esq.
	Kristine Lefebvre, Esq.
	Lord Bissell & Brook, LLP
	300 South Grand Avenue
	Los Angeles, California 90071
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Daniel C. Montano
CardioVascular BioTherapeutics, Inc.
January 28, 2005
Page 1